FOR IMMEDIATE RELEASE

                       GARDEN RIDGE CORPORATION ANNOUNCES
                                SELF TENDER OFFER
                         FOR SHARES OF ITS COMMON STOCK

HOUSTON, TEXAS -- August 26, 1999 -- Garden Ridge Corporation (NASDAQ/NM: GRDG) today announced that it will commence a self tender offer to purchase for cash up to 3,000,000 shares (or approximately 17.5%) of its outstanding common stock at a price of $7.00 per share (the "Offer"). The Offer commences on August 26, 1999 and will expire at 5:00 p.m. Eastern Daylight Savings Time, on September 23, 1999 (unless extended by the Company).

Garden Ridge Corporation's Chief Executive Officer and President, Paul Davies stated, "This tender offer to repurchase shares is another important step in our efforts to increase shareholder value. The Company's financial position, outlook and current market conditions, including recent trading prices of shares, make this a favorable time to repurchase a significant portion of the outstanding shares of common stock. At the end of the Company's second fiscal quarter on July 31, 1999, the Company had cash and marketable securities of $9.3 million and no long-term indebtedness. In addition, the Company increased the size of its credit facility from $15 to $30 million on August 24, 1999. As a result, we believe that after the completion of the proposed tender offer, the Company will continue to have the financial capability to continue implementing its business and growth strategies."

Under the terms of the Offer, stockholders may sell their shares to the Company for $7.00 per share, net to the seller in cash. The Offer provides the stockholders an opportunity to sell those shares without the usual transaction costs associated with open market sales, and at a price greater than the market price prevailing prior to the announcement of the Offer. The terms of the Offer are described in the Offer to Purchase dated August 26, 1999 and the related Letter of Transmittal.

If more than 3,000,000 shares of common stock are properly tendered pursuant to the Offer, the Company will accept shares on a pro rata basis. Odd lots will not be subject to proration. The Company reserves the right to purchase more than 3,000,000 shares of common stock pursuant to the Offer. The Offer is not conditioned on any minimum number of shares being tendered.

Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares should be tendered. The Company has been advised that none of its directors or executive officers intend to tender any shares.

On August 25, 1999, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the common stock on NASDAQ National Market was 5 15/16. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to the Company's stockholders of record and will also be made available for distribution to beneficial owners of common stock.

Stockholders may obtain further information by calling ChaseMellon Shareholder Services, L.L.C., the Depository and Information Agent for the Offer at (800) 635-9270. The dealer manager for the Offer is The Robinson-Humphrey Company, LLC.

Certain statements herein include forward-looking statements that involve risks and uncertainties. Potential risks and uncertainties include, but are not limited to, customer demands and trends, competitive factors and pricing pressures, the availability of real estate and other risks detailed in the Company's SEC filings.

For more information contact:                   Jane Arbuthnot, CFO
                                                (281) 579-7901, ext. 205